Exhibit 4.7

Amendment NO. 2

This Amendment No. 2, effective [July 1st, 2018] (“Amendment 2 Effective Date”), shall serve to amend the Professional Service Agreement (SF #5979) entered into effective June 1, 2016 (“Agreement”) by and between:

Party A：360 Mobile Security Limited

with the address of UNIT 806 TOWER 2 8/F ,CHENG SHA WAN PLAZA,833 CHEUNG SHA WAN ROAD, KL, HongKong.

Party B：Opera Software AS

with the address of Gjerdrums vei 19, NO-0484 Oslo, Norway.

Party A and Party B are collectively referred to herein as the “Parties”, and each individually as a “Party”.

WHEREAS the Parties now wish to amend certain terms of the Agreement;

NOW, THEREFORE, the Parties mutually agree as follows:

1.

APPOINTMENT. Party B hereby appoints Party A as its advertising service provider entitled to conduct a marketing campaign on behalf of Advertiser to promote the installation and use of Advertiser's proprietary software (“Software”) according to the terms of this Agreement.

2.	PAYMENT & REPORTING.

2.1

In return for the Days of Use acquired from the services that Party A perform under the scope of this Agreement, Party B shall pay to Party A a service fee equal to Party A’s expenses incurred in providing the services. The amount payable by Party B for any calendar quarter shall not exceed the Quarterly Spend Cap specified by Party B in its Purchase Order.

2.2	A “Day of Use” is defined as occurring each time during the 365-day period from the Effective Date of this Amendment that an individual copy of the Software connects to Opera’s servers.

2.3	The Purchase Order provided by Party B shall include an estimate number of Days of Use, service fee per Days of Use, and the equivalent cost per installation.

2.4

Party B will track and report installations and Days of Use to Party A. For the avoidance of doubt, Party A shall not target existing users of Party B’s Software and any installation of Party B’s Software by an existing end user pursuant to the Purchase Order shall not qualify as an installation under this Amendment.

2.5

If the actual Days of Use (as measured by Party B) ends up lower than the budget specified in the Purchase Order, Party B reserves the right to claim a credit from Party A equivalent to the variance between budgeted and actual Days of Use resulting from the marketing campaign.

2.6

If the actual Days of Use (as measured by Party B) ends up higher than the budget specified in the Purchase Order, Party B reserves the right to offer Party A a debit equivalent to the variance between budgeted and actual Days of Use resulting from the marketing campaign.

2.7	Party A shall send Party B invoices on a quarterly basis pursuant to a Purchase Order provided by Party B.

3.	TERM.

The Parties agree that the terms of this Amendment will apply effective July 1st 2018 and that the Agreement as modified will persist until June 30, 2019 (the “Term”). The Term may be renewed for additional periods of one year by mutual written agreement of the Parties hereto made at least 10 days prior to the expiration of the Term. This Agreement may be terminated at any time by either Party on thirty (30) days advance, written notice to the other Party.

4.	APPLICABLE PROVISIONS.

All provisions of the Agreement shall continue in full force and effect unless modified by this Amendment No. 1. All terms defined in the Agreement shall have the same meaning when used herein as given therein. In case of conflict between the Agreement and Amendment No. 1, the latter shall prevail.

Party A: 360 Mobile Security Limited

Signature: 360 Mobile Security Limited

Date: September 27, 2018
Seal :

Party B: Opera Software AS
Signature: /s/ Joakim Kasbohm
Joakim Kasbohm

Date: September 27, 2018
Seal: